FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 05 September 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. August traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date :05 September 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          August traffic statistics








TRAFFIC AND CAPACITY STATISTICS - August 2006

Summary of the headline figures

In August 2006, passenger capacity, measured in Available Seat Kilometres, was
5.1 per cent above August 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 5.0 per cent. This resulted in a passenger load factor down 0.1 points versus last year, to 77.8 per cent. The increase in traffic comprised a 9.5 per cent increase in premium traffic and a 4.4 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres,
rose by 3.5 per cent.   Overall load factor increased by 2.2 points to 71.7 per
cent.

Security Impact

During the period August 10-17 the airline cancelled some 1,280 flights as a result of the disruption at the London airports. The airline estimates that the financial impact for the month of August was around GBP40 million. This includes lost revenue and increased costs of hotel accommodation, catering and baggage repatriation.

Since the disruption there has been some impact on forward bookings. The overall level of bookings has returned to levels experienced last year, but is still weaker than the trend of the past few months. The recovery of premium and non-premium transfer traffic, for example, is lagging due to the limitations on carry on baggage at London.

Market conditions

Visibility is limited as we emerge from the issues surrounding the August security increases, but underlying market conditions continue to be good.

Strategic Developments

British Airways called on the Office of Fair Trading to refer its study on the UK airports market to the Competition Commission because of its concerns about current airport regulation and ownership.

The airline said separate ownership of London Heathrow and London Stansted airports should be considered because decisions on new runways in South East England should not be concentrated in the hands of one company.

In the event of a break-up of BAA, the airline said there will be a continued need for strong regulation to protect users against monopoly power, particularly at London Heathrow and London Gatwick.

The airline sold its Travel Clinic business to MASTA (Medical Advisory Services for Travellers Abroad)who will become British Airways Preferred Partner for travel health services from this month.

Alan McDonald, British Airways' Director of Engineering, announced his retirement after 40 years at the airline. He will be succeeded by Garry Copeland, currently General Manager Quality and Engineering Services from September 15.

                                      ends

September 5, 2006
                                            096/KG/06


                           BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                          Month of August                           Financial year
                                                                                  April through to Aug.
BRITISH AIRWAYS                                         Change                                    Change
SCHEDULED SERVICES                   2006       2005       (%)              2006        2005         (%)

Passengers carried (000)
UK/Europe                            2045       2063      -0.9             10545       10432        +1.1
Americas                              646        629      +2.6              3429        3261        +5.2
Asia Pacific                          164        159      +3.2               799         765        +4.5
Africa and Middle East                294        249     +17.8              1419        1209       +17.4
Total                                3149       3101      +1.5             16192       15667        +3.4

Revenue passenger km (m)
UK/Europe                            2014       1972      +2.1             10058        9791        +2.7
Americas                             4357       4243      +2.7             23102       21885        +5.6
Asia Pacific                         1668       1631      +2.3              8116        7864        +3.2
Africa and Middle East               1938       1656     +17.0              9420        8088       +16.5
Total                                9978       9502      +5.0             50697       47628        +6.4

Available seat km (m)
UK/Europe                            2641       2742      -3.7             13386       13777        -2.8
Americas                             5629       5268      +6.9             28225       26838        +5.2
Asia Pacific                         2095       2121      -1.2             10315       10439        -1.2
Africa and Middle East               2457       2062     +19.1             12239       10603       +15.4
Total                               12822      12194      +5.1             64165       61657        +4.1

Passenger load factor (%)
UK/Europe                            76.3       71.9      +4.4 pts          75.1        71.1        +4.0 pts
Americas                             77.4       80.5      -3.1 pts          81.8        81.5        +0.3 pts
Asia Pacific                         79.6       76.9      +2.7 pts          78.7        75.3        +3.4 pts
Africa and Middle East               78.9       80.3      -1.4 pts          77.0        76.3        +0.7 pts
Total                                77.8       77.9      -0.1 pts          79.0        77.2        +1.8 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                  378        365      +3.5              2012        1956        +2.9
Total RTK                            1404       1319      +6.4              7094        6707        +5.8
Available tonne km (m)               1957       1897      +3.2              9906        9615        +3.0

Overall load factor (%)              71.7       69.5      +2.2 pts          71.6        69.7        +1.9 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB

                                                       Tel: +44 (0) 20 8738 6947

                                                       Fax: +44( 0) 20 8738 9602